As filed with the Securities and Exchange Commission on January 30, 2020

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Santander Consumer USA Holdings Inc.

(Name of Subject Company (Issuer))

Santander Consumer USA Holdings Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

80283M 101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Christopher Pfirrman

Santander Consumer USA Holdings Inc.

1601 Elm St. Suite #800

Dallas, Texas 75201

(214) 634-1110

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Benjamin M. Roth, Esq.

Mark F. Veblen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$1,000,000,000*	$129,800**

*

Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $1,000,000,000 in aggregate of up to 43,478,260 shares of Common Stock, par value $0.01 per share, at the minimum tender offer price of $23 per share.

**	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable.
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by Santander Consumer USA Holdings Inc., a Delaware corporation (the “Company”), to purchase for cash up to $1,000,000,000 of its common stock, $0.01 par value per share (the “shares”), at a price per share of not less than $23 and not more than $26 in cash, without interest and subject to any applicable withholding taxes. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 30, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(i), and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(ii), which together constitute the “tender offer”. Additional documents relating to the tender offer are filed as Exhibits (a)(1)(iii), (a)(1)(iv), (a)(1)(v) and (a)(1)(vi). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)    The name of the issuer is Santander Consumer Holdings Inc. The address and telephone number of the Company is set forth under Item 3.

(b)    Reference is made to the information set forth under “Introduction” in the Offer to Purchase, which is incorporated herein by reference.

(c)    Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is the filing person. The address of its principal executive office is 1601 Elm Street, Suite 800, Dallas, Texas 75201, and its telephone number is (214) 634-1110. Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)    Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

Summary Term Sheet;

Introduction;

Section 1 (“Number of Shares; Proration”);

Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditional Tender of Shares”);

Section 7 (“Conditions of the Tender Offer”);

Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 13 (“Material U.S. Federal Income Tax Consequences”); and

Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b)    Reference is made to the information set forth under “Introduction” and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)    Reference is made to the information set forth under “Summary Term Sheet,” under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d)    Reference is made to the information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b)           Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Reference is made to the information set forth under “Summary Term Sheet” and under Section 15 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b)          Not applicable.

Item 11.	Additional Information.

(a)    Reference is made to the information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”); under Section 10 (“Certain Information Concerning Us”), under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and under Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase, which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c)    Reference is made to the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase, dated January 30, 2020.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated January 30, 2020.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated January 30, 2020.

(a)(1)(vi)*	Summary Advertisement, dated January 30, 2020.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release announcing the Tender Offer, dated January 29, 2020 (filed as Exhibit 99.3 to the Registrant’s Current Report on Form 8-K, filed on January 29, 2020 (File No. 001-36270) and incorporated herein by reference)

(b)	Not applicable.

(d)(i)	Agreement and Plan of Merger, dated as of January 15, 2014, by and between Santander Consumer USA Holdings Inc., Santander Consumer USA Inc. and SC Merger Sub Inc. (filed as Exhibit 2.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(ii)	Form of Shareholders Agreement, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP and Banco Santander, S.A. (filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(iii)	First Amendment, dated May 20, 2015, to the Shareholders Agreement, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP and Banco Santander, S.A. (filed as Exhibit 4.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(iv)	Second Amendment, dated July 2, 2015, to the Shareholders Agreement, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP and Banco Santander, S.A. (filed as Exhibit 4.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

EXHIBIT NUMBER	DESCRIPTION
(d)(v)	Third Amendment, dated as of August 31, 2016, to the Shareholders Agreement, dated as of January 28, 2014, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP, and, solely for the certain sections set forth therein, Banco Santander, S.A. (filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(vi)	Shareholders Agreement, dated as of December 31, 2011, between Santander Consumer USA Inc. and Matt Fitzgerald (filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(vii)	Shareholders Agreement, dated as of December 31, 2011, between Santander Consumer USA Inc. and Richard Morrin (filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(viii)	Form of Shareholders Agreement between Santander Consumer USA Inc. and Management Equity Plan Participant (filed as Exhibit 4.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(ix)	Form of Amendment No. 1 to Shareholders Agreement, dated as of December 31, 2011, between Santander Consumer USA Inc., Santander Consumer USA Holdings Inc. and Management Equity Plan Participant (filed as Exhibit 4.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(x)	Confidential Employment Agreement, dated August 24, 2011, by and between Santander Consumer USA Inc. and Richard Morrin (filed as Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xi)	Santander Consumer USA Inc. 2011 Management Equity Plan (filed as Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xii)	Form of Option Award Agreement under the Santander Consumer USA Inc. 2011 Management Equity Plan (filed as Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xiii)	Form of Restricted Stock Award Agreement (for Management) under the Santander Consumer USA Inc. Omnibus Incentive Plan (filed as Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xiv)	Amendment No. 1 to Santander Consumer USA Inc. 2011 Management Equity Plan (filed as Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended

EXHIBIT NUMBER	DESCRIPTION
December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xv)	Form of Amendment No. 1 to Form of Option Award Agreement under the Santander Consumer USA Inc. 2011 Management Equity Plan (Optionees other than Thomas G. Dundon and Jason W, Grubb) (filed as Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xvi)	Form of Non-Employee Independent Director Option Award Agreement under the Santander Consumer USA Holdings Inc. 2011 Management Equity Plan (filed as Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xvii)	Form of Time- and Performance-based Option Award Agreement (Series 3) under the Santander Consumer USA Holdings Inc. 2011 Management Equity Plan (filed as Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xviii)	Form of Time-Based Option Agreement (Series 2) under the Santander Consumer USA Holdings Inc. 2011 Management Equity Plan (filed as Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xvix)	Form of Restricted Stock Unit Award Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan (filed as Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xx)	Form of Long-Term Cash Award Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan (filed as Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxi)	Form of Non-qualified Stock Option Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan (filed as Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxii)	Form of Restricted Stock Unit Award Agreement (for Directors) under the Omnibus Incentive Plan (filed as Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxiii)	Separation Agreement, dated July 2, 2015, by and among Santander Consumer USA Holdings Inc., Santander Consumer USA Inc., Banco Santander, S.A., Santander Holdings USA, Inc., DDFS LLC and Thomas G. Dundon (filed as Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

EXHIBIT NUMBER	DESCRIPTION
(d)(xxiv)	First Amendment, dated July 20, 2015, to the Separation Agreement dated July 2, 2015 by and among Santander Consumer USA Holdings Inc., Santander Consumer USA Inc., Banco Santander, S.A., Santander Holdings USA, Inc., DDFS LLC and Thomas G. Dundon (filed as Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxv)	Second Amendment, dated as of August 31, 2016, to the Separation Agreement, dated as of July 2, 2015, by and among Santander Consumer USA Holdings Inc., Santander Consumer USA Inc., Banco Santander, S.A., Santander Holdings USA, Inc., DDFS LLC and Thomas G. Dundon (filed as Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxvi)	Letter Agreement, by and between Santander Consumer USA Holdings Inc., Santander Consumer USA Inc. and Kalyan Seshan, dated June 22, 2016 (filed as Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxvii)	Santander Consumer USA Holdings Inc. Omnibus Incentive Plan, as amended and restated effective as of June 16, 2016 (filed as Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxviii)	Separation Agreement, dated September 15, 2016, by and among Jennifer Davis, Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc. (filed as Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxix)	Form of Confidentiality and Restrictive Covenant Agreement (filed as Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxx)	Waiver and Release of Claims Agreement, effective September 7, 2017, executed by Jason A. Kulas in favor of Santander Consumer USA Holdings Inc., Santander Holdings USA Inc., Santander Consumer USA, Inc., Santander Consumer USA Inc. Foundation, Santander Bank, N.A., and Banco Santander, S.A. (filed as Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxi)	Offer Letter, by and among Sandra Broderick and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated September 20, 2017 (filed as Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxii)	Offer Letter, by and among Juan Carlos Alvarez de Soto and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated September 28, 2017 (filed as Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

EXHIBIT NUMBER	DESCRIPTION
(d)(xxxiii)	Separation Agreement and Release and Waiver of Claims, by and among Ismail Dawood and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated October 3, 2017 (filed as Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxiv)	Settlement Agreement, dated November 15, 2017, by and among Santander Consumer USA Holdings Inc., Santander Consumer USA Inc., Banco Santander, S.A., Santander Holdings USA, Inc., DDFS LLC and Thomas G. Dundon (filed as Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxv)	Offer Letter, by and among Reza Leaali and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated January 24, 2018 (filed as Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxvi)	Offer Letter, by and among Joshua Baer and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated February 23, 2018. (filed as Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxvii)	Offer Letter, by and among Fahmi Karam and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated May 1, 2018 (filed as Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxviii)	Separation Agreement and Release of Waiver of Claims, by and among Donald Goin and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated March 9, 2018 (filed as Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxix)	Separation Agreement and Release of Waiver of Claims, by and among Dale Cochran II and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated May 7, 2018 (filed as Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xl)	Letter Agreement, dated as of September 14, 2018, by and between Santander Consumer USA Holdings Inc., and Scott Powell (filed as Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xli)	Form of Award Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan (filed as Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

EXHIBIT NUMBER	DESCRIPTION
(d)(xlii)	Offer letter, by and among Sandra Broderick and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc. (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on October 23, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xliii)	Offer letter, by and among Fahmi Karam and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc. (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on July 24, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xliv)	Post-Employment Agreement, effective December 9, 2019, executed by Scott Powell in favor of Santander Holdings USA, Inc., and its subsidiaries, including the Registrant and its subsidiaries (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on December 12, 2019 (File No. 001-36270) and incorporated herein by reference)

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2020

SANTANDER CONSUMER USA HOLDINGS INC.

By:	/s/ Mahesh Aditya
Name: Mahesh Aditya
Title: President and Chief Executive Officer